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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                 Commission File Number 1-11263

                               EXIDE TECHNOLOGIES
             (Exact name of registrant as specified in its charter)

          CROSSROADS CORPORATE CENTER, 3150 BRUNSWICK PIKE, SUITE 230,
                            LAWRENCEVILLE, NJ 08648
                                 (609) 512-3000
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

             COMMON STOCK, $0.01 PAR VALUE ("OLD COMMON STOCK") AND
               PREFERRED SHARE PURCHASE RIGHTS (SEE NOTE 1 BELOW)
            (Title of each class of securities covered by this Form)

             COMMON STOCK, $0.01 PAR VALUE ("NEW COMMON STOCK") AND
   WARRANTS TO SUBSCRIBE FOR NEW COMMON STOCK ("WARRANTS") (SEE NOTE 2 BELOW)
      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)   [X]             Rule 12h-3(b)(1)(i)   [ ]
         Rule 12g-4(a)(1)(ii)  [ ]             Rule 12h-3(b)(1)(ii)  [ ]
         Rule 12g-4(a)(2)(i)   [ ]             Rule 12h-3(b)(2)(i)   [ ]
         Rule 12g-4(a)(2)(ii)  [ ]             Rule 12h-3(b)(2)(ii)  [ ]
                                               Rule 15d-6            [ ]

         Approximate number of holders of record as of the certification or notice date: 0

         Note 1: Pursuant to the Joint Plan of Reorganization of the Official Committee of Unsecured Creditors and the Debtors (as amended or supplemented) under Chapter 11 of the U.S. Bankruptcy Code, which became effective on May 5, 2004, the Old Common Stock and Preferred Share Purchase Rights were canceled and are no longer outstanding.

         Note 2: The New Common Stock and Warrants were registered on Form 8-A filed May 6, 2004.



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         Pursuant to the requirements of the Securities Exchange Act of 1934,
Exide Technologies has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 28, 2004                         By: /s/ Stuart H. Kupinsky
                                               -------------------------------
                                               Name: Stuart H. Kupinsky
                                               Title: Executive Vice President,
                                                      General Counsel and
                                                      Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.